

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 3, 2015

Steve Berke
President and Chief Executive Officer
Bang Holdings Corp.
1766 Michigan Avenue
Miami Beach, FL 33139

> **Re:** **Bang Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed May 8, 2015**
> **File No. 333-204011**

Dear Mr. Berke:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your disclosure in several places in the document that the price at which the selling shareholders will sell the common stock is fixed at $1.00 per share for the duration of the offering. Accordingly, please revise the statement on the prospectus cover page that states "Common stock being registered in this registration statement may be sold by selling security holders at prevailing market prices or privately negotiated prices or in transactions that are not in the public market."

2. In addition, your Calculation of Registration Fee table indicates that you are registering 1,500,000 "Warrants to purchase common stock, par value $0.0001 per share, issuable upon exercise of the Warrants" at an offering price of $0.35. It appears that you are registering the common stock underlying these warrants, rather than the warrants themselves. In addition, it appears that the transaction that you are registering is the

resale of the underlying common stock at a fixed price of $1.00 per share, rather than the exercise of the warrants for common stock at $0.35. Please revise accordingly.

3. Prior to printing and distribution please provide us with any artwork that you intend to use as part of the prospectus.

Cover Page of Prospectus

4. Please disclose the net proceeds that the selling shareholders will receive from the offering. Refer to Item 501(b)(3) of Regulation S-K.

5. We note your disclosure that you will not receive any proceeds from the sale of the common stock covered by this prospectus. Please disclose the amount of proceeds you will receive if the warrants are exercised. Please similarly revise the Use of Proceeds sections on pages 2 and 6.

The Offering, page 2

6. Please expand your disclosure to include the shares issuable upon exercise of the warrants. In this regard, please disclose the common stock outstanding after the offering and the percentage of stock being offered relative to the current outstanding common stock if the warrants are exercised. Similarly, revise the Dilution section and statement on page 6 that "there will be no dilution to our existing stockholders" to take into account the exercise of the warrants.

Risk Factors, page 3

7. We note that Steve Berke owns 58.39% of your outstanding shares. Please disclose the potential risks associated with having your CEO and director as a controlling shareholder.

8. Please add a risk factor to discuss and quantify the increased costs you will incur operating as a public company and the potential impact given the time management may be required to devote to compliance efforts.

We may not be able to promote and maintain our brands, page 3

9. We note your reference to "existing" customers and your "continuing" to provide high quality products. Please clarify that you have no existing customers and have not yet sold any products.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 7

Business Overview, page 7

10. We note your intent to use the "razor and razor blade model." Please expand your disclosure to describe this business model and how you plan to conduct your business according to such model.

11. We note that you currently have in excess of 150,000 engaged users in your social media network. Please clarify what encompasses your social media network and to what extent your network is "engaged."

12. Please reconcile your disclosure that you have not generated any revenue to date, with your disclosure elsewhere that you have generated $13 in revenue since inception. Describe the nature of your "service revenue" attributable to this $13.

13. Please describe what it means that you expect to have a "soft launching" of the Bang Vapor Club online in July 2015.

Plan of Operations, page 7

14. In the discussion of each of your planned activities, please include specific information regarding each material event or step required to pursue each of your planned activities, and the timelines and associated costs accompanying each proposed step in your business plan. For example, please discuss the material steps and costs to establish retail distribution with vaporizer and tobacco shops, and how many such shops you will target during this initial period. Similarly, please discuss the material steps and costs to build and expand partnerships with influential social media personalities and celebrities, and to build and expand a network of affiliate marketers.

15. Please revise to frame the discussion in this section, and throughout the business section, in a way that clarifies you have yet to commence operations. By way of example, please revise to state you hope to build partnerships rather than your will "expand" partnerships.

16. Please explain how you intend to handle the distribution of your products purchased as part of the Bang Vapor Club and if you intend to maintain an inventory.

Liquidity and Capital Resources, page 9

17. We note that your available cash will not be sufficient to satisfy your cash requirements for the next 12 months. Please disclose here how long your cash will last under your present operating expectation, and similarly update the risk disclosure on page 3 related to your need for additional financing.

Description of Business, page 11

Our Products, page 11

18. We note that you placed the first order of your products with Import Nation, LLC and that you expect your second order to go through them as well. Please quantify the size of each order. Please also clarify if you will rely on Import Nation or other third-parties for the production of your products, and if so include a risk factor discussing such reliance.

Marketing and Sales, page 11

19. Please provide support for your statement that the multi-pronged approach that you intend to use includes "strategies not currently being utilized in the e-cig/vape pen industry." Please also provide support for and explain how your marketing strategy will provide you with a key competitive advantage.

20. We note from your disclosure on page 10 that your losses have principally occurred as a result of the substantial resources required for the marketing of your products. Please provide a brief discussion of the marketing efforts that you have made thus far in regards to your products.

21. We note your disclosure that you intend to release video content for the 4TT YouTube Channel and that once your subscriber base has reached critical mass you will be the sole sponsor of the channel. Please quantify what you believe constitutes a "critical mass" of subscribers. Also, it appears that the 4TT YouTube Channel relates to the use of marijuana for medicinal or recreational purposes. Please disclose if and how your products will fit within the context of that channel's existing content.

Competition, page 11

22. Please expand your disclosure to also discuss those competitors that offer vaporizer pens.

Employees and Independent Contractors, page 11

23. Please clarify if your executive officers and the two additional employees work full or part-time for your business.

Directors, Executive Officers, Promoters and Control Persons, page 12

24. Please disclose the month and year upon which each executive office began serving in their respective capacity. Please also disclose the dates of each person's principal occupations and employment during the past five years, and the name and principal

business of any corporation or other organization in which such occupations and employment were carried on. Refer to Item 401(e) of Regulation S-K.

Employment Agreements, page 12

25. We note your reference to an employment agreement with Stian Roenning, but see no other reference to this individual in your registration statement. Please tell us what his position is with company and file the agreement as an exhibit to your registration statement.

Selling Security Holders, page 13

26. Please revise to state that the selling stockholders may be deemed underwriters.

Signatures, page 20

27. Please revise your signature section to have your controller or principle accounting officer sign your registration statement in his or her individual capacity. Refer to the Instructions to Form S-1.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact John Stickel at 202-551-3324 or me at (202) 551-3611 with any questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Szaferman, Lakind, Blumstein & Blader, PC